May 5, 2014	TSX - HNC

Hard Creek Nickel Provides Information on TSX Review

Hard Creek Nickel Corp. (TSX – HNC) has received notice from the Toronto Stock Exchange (the "TSX") stating that the TSX is currently reviewing the eligibility of the Company for continued listing of its securities on the TSX. Specifically, the TSX is evaluating the Company with respect to the following requirement: a minimum expenditure of $350,000 per year on exploration and or development work.

“We deliberately pursued a strategy of cutting costs during the downturn in nickel prices,” said Hard Creek CEO Mark Jarvis. “Our strategy was to survive the downturn with as little equity dilution as possible and preserve our core asset, the Turnagain nickel project, where we have drilled almost 300 holes and performed extensive metallurgical testwork, culminating in PEA level engineering studies. Now that the nickel price is rising, we plan to become more active again.”

The TSX has granted the company 120 days in which to regain compliance with the requirement pursuant to the remedial review process. The company shall continue to provide further information and comments to the TSX.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com